

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Allen Jacobi
President
Pyramid Entertainment, Inc.
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161

>   **Re: Pyramid Entertainment, Inc.**
>   **Offering Statement on Form 1-A**
>   **Filed May 8, 2013**
>   **File No. 024-10352**

Dear Mr. Jacobi:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain whether Pyramid Entertainment, Inc., Pyramid Media, Inc. and any of your affiliates have any relationship with Pyramid Entertainment Group Inc. The website of Pyramid Entertainment Group Inc. can be located at the following address: http://www.pyramid-ent.com/index.php. We note the names and business plans and operations of your business and Pyramid Entertainment Group Inc. are substantially similar. Please advise.

Part I – Notification, page 2

Item 1. Significant Parties, page 2

2. Please revise your disclosure to include Pyramid Media, Inc. and Pyramid Records, Inc. as affiliates.

3. Please provide the business address of Charlie McLaughlin in this section.

Item 4. Jurisdictions in Which Securities Are to be Offered, page 3

4. Revise your disclosure to provide the method by which securities will be offered pursuant to this offering circular. Refer to Item 4(b) of Part I of Form 1-A.

Part II – Offering Circular

5. Revise to provide the disclosure required by Items 3-5 and 12 of Offering Circular Model B. Specifically, we note you did not include disclosure with respect to Item 3, Dilution, Item 4, Plan of Distribution, Item 5, Use of Proceeds and Item 12, Securities Being Offered. Please revise.

Investor Notices, page 3

6. We note your statement on page 4 that "[c]ertain provisions of various agreements and documents are summarized in this offering circular, but prospective investors should not assume that such summaries are complete. Such summaries are qualified in their entirety by reference to the complete text of such agreements." Please note that the offering circular should cover the material aspects of the offering and your proposed business. Please remove the language which indicates that the relevant summaries are incomplete and which qualifies the disclosure in the offering circular by reference to the exhibits.

Summary, page 7

7. Please revise your disclosure here and throughout your offering statement, including in your risk factor disclosure, to provide the minimum amount you need to receive in this offering for you to implement your business plan and also the amount needed to sustain your operations for at least the next 12 months.

8. Please revise your disclosure here and throughout your offering statement to distinguish between current versus planned or anticipated business operations and activities. For example, disclose, as you do on page 12, that your only assets "consist of master recordings, including seven full albums and three title tracks, which provide nominal revenues." Identify the albums and title tracks.

9. Please revise your disclosure here and throughout your offering statement to discuss the relationship between Pyramid Records, Pyramid Media, Inc. and Pyramid Entertainment, Inc. We note your disclosure on page 7 that "[f]or over 20 years we have worked to sign legendary recording artists from the 1960's and 1970's…" However, we note that Pyramid Entertainment, Inc. was recently incorporated in November 2012. We also note your disclosure in Note 5 to the financial statements that the reorganization of Pyramid Media, Inc. as a subsidiary of Pyramid Entertainment, Inc. on May 6, 2013 was effected

"so as to help facilitate a proposed Regulation A offering." Please advise and revise your disclosure.

10. Revise your disclosure to discuss your "longstanding relationship" with Universal Music Group and explain the basis for your statement that you have a "preferential distribution agreement" with Ingrooves Fontana.

11. Briefly discuss your plans for 2013 to expand to the additional revenue streams referenced on page 7.

12. Disclose the basis for your belief that the signing of The Ohio Players, George Clinton & Funkadelics are "imminent."

The Offering, page 7

13. Revise to disclose that you will deposit all proceeds in the offering in a special bank account in trust until the minimum is completed and if the minimum is not achieved within 9 months of the date of the Offering Circular, the company will promptly return the proceeds to subscribers without interest.

Risk Factors, page 9

We may have difficulty addressing the threats to our business associated…, page 11

14. Please quantify the "substantial portion" of your revenue that comes from the sale of audio products that are potentially subject to unauthorized consumer copying and widespread digital dissemination without an economic return to you.

We may not be able to protect our intellectual property adequately…, page 12

15. Please clarify your use of "nominal revenues" with respect to the revenues generated from your only assets consisting of the master recordings. For example, disclose revenues generated from this asset as of the most recent date of your balance sheet.

16. Please revise your disclosure within this risk factor to briefly discuss your "core business."

Our Business, page 16

17. Please provide an organizational chart for your operations, indicating the role you, your subsidiary and each affiliated entity will play in your anticipated operations and implementation of your business plan, as well as the ownership of each entity, including the natural persons who have voting and dispositive power.

18. Revise your disclosure to discuss the material terms of your agreements with recording artists Cameo and Confunkshun. Also, discuss the basic terms in your agreements with your signed artists related to royalty income received both by you and your signed artists pursuant to the applicable contract term.

Our Label, page 18

19. Revise to explain how Pyramid record is a "full-service record label." Please also explain the basis for your statement that your distribution agreement with Ingrooves Fontana is "superior."

20. Briefly discuss the reasonable acquisition fees paid to your artists which give you ownership rights to all master recordings produced by such artist. Discuss whether the fees are fixed and vary based upon the artist. Please also disclose your average contract term with your artists.

21. Revise your disclosure to disclose the "low distribution fee" pursuant to the Ingrooves Fontana distribution agreement.

Our Strategy, page 18

22. Clarify the following statement on page 19, "…that the buying demographic of legendary R&B artists is approximately 70% physical!"

Competition, page 19

23. Clarify your disclosure to discuss the segment of the market in which you intend to market and sell your record products.

Employees, page 20

24. Revise your disclosure to state that you have at least 4 employees given the four executive officers referenced on page 20.

Security Ownership of Management and Certain Security Holders, page 22

25. We note your disclosure that your officers and directors as a group beneficially own approximately 82.75% of your common shares as of May 6, 2013. However, we note your tabular disclosure indicates your officers and directors as a group beneficially own approximately 86.8% of your common shares as of May 6, 2013. Please revise or advise.

Certain Related Party Transactions, page 23

26. Please file as exhibits the following agreements:
    - the agreement pursuant to which Mr. Jacobi contributed his master record catalog to "Media"; and
    - the agreement pursuant to which Pyramid Media, Inc. transferred 500 shares to the company and the company issued 2.5 million shares to Mr. Jacobi.

Financial Statements and Supplementary Information, Years Ended December 31, 2012 and 2011

Statements of Income and Retained Earnings

27. Please include financial statement line items for earnings before taxes and income tax provision as required under ASC 225. We note that Pyramid Entertainment, Inc. had no activity as of December 31, 2012, but is still a C-Corporation that is subject to taxes.

28. We note Pyramid Media, Inc. was formally a Sub-Chapter S corporation and, as a result of the reorganization, is now a subsidiary of the company. Please present on the face of your historic income statement pro forma tax and earnings per share data, for the most recent fiscal year and subsequent interim period, to give effect to the number of shares of common stock issued in the reorganization and the impact of being taxed at the statutory rate.

Statements of Changes in Stockholders' Equity

29. Please provide Statements of Changes in Stockholders' Equity as required in accordance with ASC 215 and Instructions to Form 1-A, page 30.

Note 1 - Summary of Significant Accounting Policies

Principles of Combination

30. Please tell us and disclose the nature of the operations of your affiliate and why it is considered an entity under common control with Pyramid Entertainment.

Note 2 – Intangible Assets

31. Please tell us and disclose the basis for fair valuing the intangible assets consisting of a master record catalogue comprised of seven full albums and three title tracks for $1,400,000 based on the criteria of ASC 820. We note that a value was provided by the Law Offices of Michael R. Shapiro, but that it does not meet the accounting criteria for fair value measurements. Please see ASC 820 for reference.

Statement of Comprehensive Income

32. If true, please disclose that the Company has no sources of comprehensive income and advise us.

Signatures

33. Revise to provide the signature of your Chief Financial Officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 250 and 251 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

Allen Jacobi
Pyramid Entertainment, Inc.
June 4, 2013
Page 7

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gerald A. Adler, Esq.
        Mitul Patel, Esq.